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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SMT HEALTH SERVICES INC.
                           (Name of Subject Company)

                            SMT HEALTH SERVICES INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  784585 10 1
                     (CUSIP Number of Class of Securities)

                               JEFF D. BERGMAN
         CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                           SMT HEALTH SERVICES INC.
                             10521 PERRY HIGHWAY
                         WEXFORD, PENNSYLVANIA 15090
                                (412) 933-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person Filing this Statement)

                               ----------------

                                   Copies To:

                               RONALD BASSO, ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                           PITTSBURGH, PA 15219-1410
                                  412-562-3943
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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is SMT Health Services Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10521 Perry Highway, Wexford, Pennsylvania 15090. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated June 30, 1997 (the "Schedule 14D-1") filed by Three Rivers Holding Corp., a Delaware corporation ("Parent") and its wholly-owned subsidiary Three Rivers Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock (the "Shares") at $11.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 1997 (the "Offer to Purchase") and the related letter of transmittal (which, as amended and extended from time to time, together constitute the "Offer"), copies of which are filed as exhibits hereto.

  As set forth in the Offer to Purchase, the principal executive offices of each of Parent and Purchaser are located at 1301 Avenue of the Americas, 38th Floor, New York, New York 10019.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the headings "Board of Directors, Board Compensation and Committees," "Executive Compensation and Other Information," "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement of the Company attached to this statement as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

INDEMNIFICATION AGREEMENTS

  The Company has previously entered into indemnification agreements, or employment agreements containing indemnification provisions (collectively, the "Indemnification Provisions"), with each person who as of June 27, 1997 was either a an executive officer or director of the Company. The Indemnification Provisions generally provide (i) for indemnification against all costs and expenses (including attorney's fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company as a director, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's bylaws or otherwise. The employment agreements containing the indemnification provisions have been filed as Exhibits (c)(3)-(c)(6) hereto and the form of indemnification agreement has been filed as Exhibit (c)(10) to this Schedule 14D-9 and is incorporated by reference in its entirety.

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EMPLOYMENT AGREEMENTS

  In connection with the execution of the Merger Agreement, the Company and each of the executive officers entered into new employment agreements (the "Employment Agreements"), which are substantially similar to their prior agreements with the Company. See "Certain Relationships and Related Transactions--Employment Agreements" in the Information Statement which is incorporated herein by reference.

  (b)(2) Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). As a result of the Merger, each Share (including the Associated Rights) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than Shares then owned by the Company, Parent, the Purchaser, any other subsidiary of Parent or by stockholders of the Company, if any, who dissent from the Merger and comply with all of the provisions of the Delaware General Corporation Law concerning the right, if applicable, of holders of Shares to seek appraisal of their Shares ("Dissenting Stockholders")) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $11.75 in cash, without interest (the "Merger Consideration").

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit to this Schedule 14D-9.

THE MERGER AGREEMENT

  The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares then owned by the Company, Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent or by Dissenting Stockholders) will be converted into the right to receive the price per Share in the Offer.

  The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions (the "Conditions to the Offer") that are described in Section 14 of the Offer to Purchase which is incorporated herein by reference. The Merger Agreement provides that the Purchaser may extend the Offer, without the consent of the Company, only (1) if at the Expiration Date any of the conditions to the Purchaser's obligations to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (2) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, (3) for a period of up to ten business days to permit the Purchaser to decide whether to modify the Offer in the event of certain competing proposals and (4) on one or more occasions, for any reason, for an aggregate period of not more than ten business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement as described in this sentence. In addition, the Purchaser has agreed in the Merger Agreement that it will not, without the express written consent of the Company, (1) reduce the number of Shares subject to the Offer,
(2) reduce the Offer Price, (3) add to or modify the conditions set forth in
Section 14 of the Offer to Purchase, including the Minimum Condition, (4) except as provided above, extend the Offer if all of the conditions set forth in Section 14 of the Offer to Purchase are satisfied or waived, (5) change the form of the consideration payable in the Offer or (6) amend or alter any term of the Offer in any manner materially adverse to the Company's stockholders; provided, however, that nothing contained in the Merger Agreement will prohibit the Purchaser, in its sole discretion without the consent of the Company, from waiving satisfaction of any condition of the Offer other than the Minimum Condition.


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  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each then outstanding Share (other than Shares then owned by the Company, Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent or by Dissenting Stockholders) will be converted into the right to receive the Merger Consideration.

  Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company, (1) by mutual written consent of the Company and Parent, (2) by either the Company or Parent if (a)(i) as a result of any of the conditions to the Offer not being satisfied, the Offer shall have been terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer (including the Minimum Condition) or (ii) the Purchaser shall not have accepted for payment any Shares pursuant to and subject to the conditions set forth in Section 14 of the Offer to Purchase by September 30, 1997; provided, however, that if as of such date any of the conditions set forth in either paragraph (a) or paragraph (b) of Section 14 of the Offer to Purchase are not satisfied, Parent and the Purchaser may in their sole discretion extend such date until December 31, 1997; provided, further, that the right to terminate the Merger Agreement pursuant to clause (2)(a) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party or (b) if any Federal, state or local government or any court, tribunal, administrative agency or commission or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), shall have issued any order, decree or ruling or taken any action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable, (3) by Parent or the Purchaser prior to the Purchaser's obligation to accept Shares for payment pursuant to the Offer, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which would or reasonably would be expected to give rise to the failure of a condition set forth in Section 14 of the Offer to Purchase, (4) by Parent or the Company if, prior to the obligation of the Purchaser to accept Shares for payment pursuant to the Offer, (a) the Board determines that a Third Party Proposal (as hereinafter defined) for an Alternative Transaction (as hereinafter defined) constitutes a Superior Proposal (as hereinafter defined), (b) the Company promptly notifies Parent of its determination in writing (unless, following receipt of written advice of outside counsel, the Board's fiduciary duties under applicable law would be violated thereby), which writing shall set forth the terms and conditions of the Third Party Proposal and the identity of the person making the Third Party Proposal, (c) ten days have elapsed following receipt by Parent of such written notice, (d) during such ten-day period, the Company cooperates with Parent with the intent of enabling, but not obligating, Parent to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected, and (e) at the end of the ten-day period, the Board continues to believe that the Third Party Proposal constitutes a Superior Proposal and the Company pays to Parent the Termination Fee (as hereinafter defined) and Expenses (as hereinafter defined); provided, that in the event of the determination of the Board that such Third Party Proposal constitutes a Superior Proposal is made less than ten days prior to the scheduled expiration of the Offer, Parent and the Purchaser will either (i) reduce the ten-day period or (ii) extend the Offer, in either case, such that the ten-day period described above will end prior to the expiration of the Offer, and (5) by the Company if Parent or the Purchaser shall have (a) failed to commence the Offer within five business days of the date of the Merger Agreement, (b) failed to pay for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement or (c) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which failure to perform in respect of clause (c) is incapable of being cured or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, except in any case under clause (c), such breaches and failures which would not prevent the consummation of the Offer or the Merger subject to the terms and conditions of the Merger Agreement.

                                       3
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  Alternative Transactions. The Merger Agreement provides that the Company and its subsidiaries shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly, (1) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction or (2) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions (including the Minimum Condition) of the Offer, the Board determines in good faith, based on advice of outside counsel, that action is required by reason of the Board's fiduciary duties to the Company's stockholders under applicable law, the Company may (subject to compliance with the notification provisions discussed below), in response to an unsolicited Third Party Proposal, (a) furnish information with respect to the Company to any person making such Third Party Proposal pursuant to a confidentiality agreement that is at least as protective of the Company's interest as is the Confidentiality Agreement and (b) participate in negotiations regarding such Alternative Transaction.

  The Merger Agreement defines "Third Party Proposal" as a bona fide proposal from a third party, which proposal did not result from a breach of the restrictions set forth above relating to a Third Party Proposal and which third party the Board determines in good faith and upon the advice of a financial advisor of nationally recognized reputation has the capacity and is reasonably likely to consummate a Superior Proposal. The Merger Agreement defines "Alternative Transaction" as any direct or indirect acquisition or purchase of assets of the Company or any subsidiary outside the ordinary course of business or any outstanding equity securities of the Company or any subsidiary, any tender offer or exchange offer that if consummated would result in any person beneficially owning equity securities of the Company or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any subsidiary, other than the transactions contemplated by the Merger Agreement and other than the acquisition of Shares pursuant to the exercise of Company Stock Options or Warrants which are issued and outstanding as of the date of the Merger Agreement.

  The Merger Agreement provides further that unless the Board shall have terminated the Merger Agreement as described below, neither the Board nor any committee thereof will (1) withdraw or modify, or propose to withdraw or modify, the approval or recommendation by such Board or such committee of the Offer, the Merger Agreement or the Merger, (2) approve or recommend, or propose to approve or recommend, any Alternative Transaction or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (an "Acquisition Agreement") with respect to any Alternative Transaction, unless the Board shall have previously terminated the Merger Agreement in connection with a Superior Proposal (as set forth above in clause (4) of the section entitled "--Termination of the Merger Agreement").

  The Merger Agreement defines a "Superior Proposal" to be any Third Party Proposal to acquire, directly or indirectly, all of the Shares or all or substantially all of the assets of the Company; provided that (a) the Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) that such Third Party Proposal is on terms that are more favorable to the Company's stockholders than the Offer and the Merger (taking into account all relevant factors, including the amount and form of consideration to be received in respect of the Shares, the relative value of any non-cash consideration and the timing and certainty of closing), (b) the Board determines in its good faith judgment (based on the written advice of outside counsel) that the failure to recommend or accept such Third Party Proposal would violate the fiduciary duties of the Board under applicable law and (c) if required, the financing necessary to consummate a transaction pursuant to such Third Party Proposal is then committed.

  In addition to the obligations of the Company set forth in the preceding paragraphs, the Merger Agreement provides that the Company shall immediately advise Parent orally and in writing of any request for information or of any proposal or any inquiry regarding any Alternative Transaction, the material terms and conditions of such request, proposal or inquiry, and the identity of the person making any such request, proposal or inquiry. The Company is further required under the terms of the Merger Agreement, to the extent reasonably practicable

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and not in violation of the Board's fiduciary duties under applicable law, following receipt of written advice from outside counsel, to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, proposal or inquiry. The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders with respect to any Third Party Proposal if (1) in the good faith judgment of the Board, following receipt of written advice from outside counsel, such disclosure is required by reason of the Board's fiduciary duties under applicable law and (2) the Company shall have provided Parent and the Purchaser with as much advance notice of its position and proposed disclosure as is possible under the circumstances; provided, however, that neither the Company nor its Board nor any committee thereof is permitted, except as permitted by the Merger Agreement, to withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, an Alternative Transaction.

  Fees and Expenses. The Merger Agreement provides that in the event that the Merger Agreement is terminated (1) by Parent or Purchaser pursuant to clause
(3) under the section above entitled "--Termination of the Merger Agreement,"
(2) by Parent pursuant to and in accordance with clause (2)(a) under the section above entitled "--Termination of the Merger Agreement" in connection with any breach by the Company of any covenant or agreement or any representation or warranty made by the Company in the Merger Agreement or (3) pursuant to clause (4) under the section above entitled "--Termination of the Merger Agreement," the Company shall promptly pay to Parent the Termination Fee plus all Expenses. The Merger Agreement provides that notwithstanding the above (but subject to the payment of the Termination Fee pursuant to the consummation of an Alternative Transaction or the execution of an Acquisition Agreement as set forth below), no Termination Fee shall be payable if any termination by Parent or the Purchaser is solely (1) pursuant to clause 2(a) under the section above entitled "--Termination of the Merger Agreement" that is caused solely by a breach of one or more representations or warranties of the Company that is or are true and correct as of the date of the Merger Agreement but that becomes untrue thereafter other than any such breach after the date of the Merger Agreement that results from or arises out of any act or failure to act by the Company, its subsidiaries or any of their respective officers, directors, employees or agents, (2) pursuant to clause (2)(b) under the section above entitled "--Termination of the Merger Agreement" or (3) pursuant to the failure of the conditions set forth in either paragraph (c) or paragraph (h) of Section 14 of the Offer to Purchase which is incorporated herein by reference to be satisfied other than any such failure which results from or arises out of any act or failure to act by the Company, its subsidiaries or any of their respective officers, directors, employees or agents.

  The Merger Agreement provides that if the Merger Agreement is terminated by the Company other than in connection with (1) a failure by the Purchaser or Parent to commence the Offer, (2) a failure by Parent or the Purchaser to pay for Shares to the extent required by the Merger Agreement or (3) a breach by the Purchaser or Parent in any material respect of its representations, warranties, other covenants or agreements contained in the Merger Agreement (subject to a 30-day cure period), which breach in the case of this clause (3) would prevent the consummation of the Offer or the Merger subject to the terms and conditions contained in the Merger Agreement, then the Company will pay all Expenses to Parent on the date of such termination and, if, prior to the one-year anniversary of such termination, an Alternative Transaction shall be consummated or the Company shall enter into an Acquisition Agreement providing for an Alternative Transaction, then the Company shall pay the Termination Fee, such payment to be made on the earlier of the date of consummation of such Alternative Transaction or the one-year anniversary of the date of termination of the Merger Agreement.

  The Merger Agreement defines "Termination Fee" as a fee equal to 4% of the sum of (a) the outstanding consolidated indebtedness of the Company and its subsidiaries at the time of termination, determined in accordance with generally accepted accounting principles consistently applied, plus (b) the product of (x) the total number of Shares outstanding at the time of such termination on a fully diluted basis and (y) the Offer Price. The Merger Agreement defines "Expenses" as all out of out-of-pocket expenses incurred by the Purchaser

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and Parent in connection with the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby, not to exceed $1,750,000.

  Conduct of Business by the Company. The Merger Agreement provides that during the term of the Merger Agreement, the Company shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it. The Merger Agreement further provides that, except as otherwise expressly contemplated by the Merger Agreement, the Company shall not and shall cause its subsidiaries not to (1) (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Stock Options or warrants to purchase Shares outstanding on the date of the Merger Agreement in accordance with their present terms); (3) amend its certificate of incorporation or by-laws; (4) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) except pursuant to certain planned equipment purchases, any assets except for the purchase of assets for an amount which does not exceed, individually or in the aggregate, $75,000; (5) except pursuant to certain planned equipment purchases, sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of inventory or sales of immaterial assets; (6) (A) except pursuant to certain planned equipment purchases, and except for certain short-term indebtedness incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other person; (7) except pursuant to certain planned equipment purchases, make or agree to make any capital expenditure or expenditures with respect to property, plant or equipment which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $250,000; (8) make any tax election or settle or compromise any income tax liability; (9) except pursuant to certain planned equipment purchases, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, the most recent consolidated financial statements (or the notes thereto) of the Company included in any report of the Company filed with the Commission and publicly available prior to the date of the Merger Agreement or incurred thereafter in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreement to which the Company or any subsidiary is a party, (10) except in the ordinary course of business, modify, amend or terminate any material contract, agreement, arrangement or other instrument (including any amendments thereto) to which the Company or any of its subsidiaries is a party or waive, release or assign any rights or claims; (11) enter into any contracts, agreements, arrangements or instruments (including any amendments thereto) relating to the distribution, sale or marketing by third parties of the Company's or its subsidiaries' services; (12) except as required to comply with applicable law and subject to exceptions for the Employment Agreements and certain employment agreements to be continued, (A) adopt, enter into, terminate or amend any benefit plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses, in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any benefit plan, (D) except as permitted in clause (B), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreement or awards made thereunder) or (E) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan; or (13) authorize any of, or commit or agree to take any of, the foregoing actions.

  Pursuant to the Merger Agreement, the Company shall not take any action or omit to take any action, the taking or omission of which could reasonably be expected to result in (1) any of its representations and warranties set forth in the Merger Agreement becoming untrue or (2) any of the conditions to the Offer or to the Merger not being satisfied (subject to exceptions specifically permitted by the Merger Agreement).

  Director Warrants. Pursuant to the Merger Agreement, the Company agreed that immediately after consummation of the Offer, each outstanding Warrant (as defined below) or other right to purchase Common Stock of the Company issued under the Company's 1995 Director Warrant Plan held by a director of the Company (a "Director Warrant") shall be purchased by the Purchaser in exchange for an amount in cash, payable at the time of such purchase, equal to the product of (1) the number of shares subject to such Director Warrant and (2) the excess of the price paid in the Offer over the per share exercise price of such Director Warrant.

  Rollover. The Purchaser intends to give certain employees of the Company an opportunity to invest in the equity of Parent either by rolling over currently outstanding Company Common Stock held by such employees or by purchasing equity securities of Parent for cash. Parent intends to make available loans to such employees to finance, in part, such cash investments.

  Stock Options. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement but in no event later than the consummation of the Offer, the Company (or, if appropriate, the Board or any committee administering the Stock Option Plans) shall (including by adopting resolutions or taking any other actions) take action so as to allow that each outstanding option to purchase Shares (a "Company Stock Option") granted under any stock option, stock appreciation rights or stock purchase plan, or other right, program or arrangement of the Company (collectively, the "Stock Option Plans") (other than those Company Stock Options that have been granted to officers and employees of the Company who are parties to an agreement to exchange or roll their Company Stock Options in the Company for or into equity of Parent or the Surviving Corporation) and each outstanding warrant to purchase Shares (a "Warrant") in each case outstanding immediately prior to the consummation of the Offer (except the Director Warrants), whether or not then exercisable, shall either (1) be cancelled immediately after consummation of the Offer in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (x) the number of Shares subject to such Company Stock Option or Warrant immediately prior to the Effective Time and
(y) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such Company Stock Option or Warrant (the "Net Amount") or (z) be converted immediately prior to the Effective Time into the right solely to receive the Net Amount; provided, however, that no such cash payment has been made. The Company shall not make, or agree to make, any payment of any kind to any holder of a Company Stock Option or a Warrant (except for the payment described above) without the consent of Parent (which consent will not be unreasonably withheld).

  The Merger Agreement provides further that subject to the provisions set forth above, all Stock Option Plans shall terminate as of the Effective Time and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Effective Time. The Merger Agreement provides that the Company shall ensure that following the Effective Time, no holder of a Company Stock Option or Warrant or any participant in any Stock Option Plan (other than pursuant to the Parent Option Plan and those holders who are parties to an agreement to exchange or roll their equity interests in the Company for or into equity of Parent or the Surviving Corporation) shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving

Corporation, and that the Company shall use its reasonable best efforts to ensure that following the Effective Time, no holder of any remaining Company Stock Option or Warrant or any participant in any Stock Option Plan (other than pursuant to the Parent Option Plan and those holders who are parties to an agreement to exchange or roll their equity interests in the Company for or into equity of Parent or the Surviving Corporation) shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation. The Merger Agreement also provides that the Surviving Corporation shall continue to be obligated to pay the Net Amount to holders of any Company Stock Options or Warrants converted in accordance with clause (y) of the immediately preceding paragraph.

  Parent Option Plan. The Merger Agreement provides that as soon as practicable, but in no event more than 15 days after the Effective Time, Parent will adopt an employee option plan (the "Parent Option Plan"), pursuant to which Parent will grant to certain officers and employees of the Company options to purchase in the aggregate up to 10% of the outstanding common stock of Parent (without giving effect to any options) at any time within ten years of the Effective Time, at a per share price equal to the per share price paid by the Apollo Entities for the common stock of Parent. Subject to certain exceptions, the options will vest over four years, with one half of such options vesting based solely on continued employment with the Company and the other half of such options vesting based on continued employment with the Company and the achievement by the Company of certain target equity values. Pursuant to the Merger Agreement, Parent agreed that, pursuant to the Parent Option Plan, options to purchase approximately 4.6% of the outstanding common stock of Parent, in the aggregate, will be granted to Mr. Bergman and Mr. Dickman. The terms and conditions of the Parent Option Plan are set forth in a Schedule to the Merger Agreement, which is filed as an Exhibit to the Purchaser's Schedule 14D-1 (as defined in Section 17 of the Offer to Purchase which is incorporated herein by reference), and the foregoing summary is qualified in its entirety by reference to such Exhibit.

  Indemnification, Exculpation and Insurance. Parent has agreed in the Merger Agreement that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by the Merger Agreement) existing now or at the Effective Time in favor of the current or former directors or officers of the Company as provided in its certificate of incorporation, its by-laws and certain indemnification agreements shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms for a period of not less than six years after the Effective Time; provided however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

  The Merger Agreement provides that for a period of six years from the Effective Time, Parent shall cause the Company to use commercially reasonable efforts to maintain the Company's existing officers' and directors' liability insurance covering persons who are currently covered by the Company's officers' and directors' liability insurance on terms no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that in satisfying such obligation Parent may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date of the Merger Agreement.

  Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of certain conditions, including the following: (1) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of the Company's stockholders by the requisite vote in accordance with applicable law and the Company's certificate of incorporation and (2) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that each of the Company, the Purchaser and Parent has used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

  Reasonable Efforts. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

STOCKHOLDER AGREEMENT

  The Stockholder Agreement provides that each Selling Stockholder will sell, and the Purchaser will purchase, all Shares beneficially owned by such Selling Stockholder (the "Subject Shares"), at a price per Share equal to the Offer Price. Such obligations to sell and to purchase the Subject Shares are subject to the prior satisfaction or waiver of (1) the Purchaser having accepted Shares for payment under the terms of the Offer, (2) the Minimum Condition having been satisfied, (3) all waiting periods under the HSR Act applicable to the exercise of the purchase shall have expired or terminated, (4) all regulatory approvals required by any applicable law, rule or regulation shall have been obtained and shall be final, and (5) there shall exist no preliminary or permanent injunction, or any other order by any court of competent jurisdiction, restricting, preventing or prohibiting either the purchase or the delivery of Subject Shares. The Stockholder Agreement also provides that each Selling Stockholder may, and at the request of the Purchaser shall, tender its Subject Shares in the Offer. Any Subject Shares of any Selling Stockholder not purchased in the Offer will be purchased immediately after payment is made under the Offer.

  Each of the Selling Stockholders has agreed, until the Merger Agreement has terminated, among other things, not to: (1) sell, transfer, give, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares owned by such Selling Stockholder other than pursuant to the terms of the Offer or the Merger or (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal. Each of the Selling Stockholders has further agreed that he will not, and will not permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to (3) directly or indirectly solicit, initiate or encourage any proposal that may lead to an Alternative Transaction or (4) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction.

  Each of the Selling Stockholders has also agreed until the Stockholder Agreement has terminated (and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by each Selling Stockholder), (1) to vote the Subject Shares at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (2) to vote such Shares at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a Selling Stockholder's vote, consent or other approval is sought, against (x) any Alternative Transaction, (y) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Company's common stock or (z) any action that would cause the Company to breach any representation, warranty or covenant contained in the Merger Agreement.

  Pursuant to the Stockholder Agreement, if (i) immediately prior to the expiration of the Offer, the Purchaser determines that the exercise of options, warrants or other instruments held by the Stockholders and the sale or tender into the Offer of the Subject Shares acquired thereby either would cause the Minimum Condition to be satisfied or would cause the Purchaser to own more than 90% of the outstanding Shares and (ii) the Purchaser exercises its right to extend the Offer in accordance with the terms and conditions set forth in the Merger Agreement, then upon the request of Parent or the Purchaser and the Exercise Loan (as defined below), each Stockholder shall promptly exercise all options, warrants and other instruments held by such Stockholder and sell the Subject Shares acquired thereby to the Purchaser or tender such Subject Shares into the Offer (at such Stockholder's discretion, unless the Purchaser directs that such Stockholder tender such Subject Shares). Upon delivery of such request, Parent shall lend to each Stockholder the amount necessary for such Stockholder to pay the aggregate exercise price in respect of all options, warrants and other instruments (each, an "Exercise Loan"). Each Exercise Loan shall be evidenced by a promissory note, shall bear interest at the applicable Federal rate (as defined in Section 7872 of the Code) and shall be repaid together with accrued but unpaid interest upon the earlier of (i) the payment of the purchase price for the Subject Shares (whether pursuant to the Offer or otherwise) and (ii) the termination of the Stockholder Agreement.

  The Stockholder Agreement provides that in the event that the Merger Agreement shall have been terminated under circumstances where Parent is or may become entitled to receive the Termination Fee, each Stockholder shall pay to Parent on demand an amount equal to the difference between the consideration received by such Stockholder from the consummation of any transaction which gives rise to the Company's obligation to pay the Termination Fee pursuant to the Merger Agreement and the consideration such Stockholder would have received had he or it tendered his Shares pursuant to the Offer (without taking into account any modifications to the Offer as in effect on the date hereof), as determined in accordance with the Stockholder Agreement.

 In addition, in the event that (1) prior to the Effective Time, an Alternative Transaction shall have been proposed and (2) the Effective Time shall have occurred and Parent for any reason shall have increased the amount of Merger Consideration payable over that set forth in the Merger Agreement in effect on the date thereof (the "Original Merger Consideration"), each Selling Stockholder agrees in the Stockholder Agreement to pay to Parent on demand an amount in cash equal to the product of (A) the number of Subject Shares and
(B) 100% of the excess, if any, of (i) the per Share cash consideration or the per Share fair market value of any noncash consideration, as the case may be, received by such Selling Stockholder as a result of the Merger, as amended, determined as of the Effective Time, over (ii) the amount of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

CONFIDENTIALITY AGREEMENT

  Pursuant to an agreement dated as of April 2, 1997 (the "Confidentiality Agreement") between the Company and Apollo Management, L.P. ("Apollo") an affiliate of Parent and Purchaser, the Company has supplied Apollo with certain non-public, confidential and proprietary information about the Company. Apollo has agreed in the Confidentiality Agreement that it, together with its directors, officers, employees, agents and representatives, will keep confidential all such information supplied by the Company and that it will not, without the prior written consent of the Board of Directors of the Company, until April 1, 1998, acquire or offer to acquire any securities or assets of the Company or enter into or propose to enter into any business combination involving the Company. In the Merger Agreement, the Company has represented and warranted that the making of any offer and proposal and the taking of any other action by Parent or Purchaser. in connection with the Merger Agreement and the Stockholders Agreements and the transactions contemplated thereby have been consented to by the Board of Directors of the Company in accordance with the terms and provisions of the Confidentiality Agreement.

RIGHTS AGREEMENT

  The Company has amended the Rights Agreement so that neither Parent nor Purchaser will become an "Acquiring Person," the execution, delivery and performance of the Merger Agreement and the Stockholder

Agreement do not, and the commencement or consummation of the Offer, the Merger and the other transactions contemplated under the Merger Agreement and the Stockholder Agreement (including pursuant to any amendment thereto) will not, result in the grant of any rights to any person under the Rights Agreement or enable or require any outstanding rights to be exercised, distributed or triggered, and the Rights will expire without any further force or effect as of the Effective Time. The Company has not exempted (or taken any other action tantamount to exempting) any person or entity from the potential application of the Rights Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  At a meeting held on June 23, 1997, the Board of Directors of the Company, by the unanimous vote of the independent directors as well as the unanimous vote of the full board of directors, determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. The Board of Directors recommends that the stockholders of the Company accept the Offer and tender their Shares and associated Rights pursuant to the Offer and approve and adopt the Merger and the Merger Agreement (if required).

  As set forth in the Offer to Purchase, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Purchaser will purchase shares tendered prior to the close of the Offer if the Conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

  (b) Background to the Offer; Reasons for Recommendation

BACKGROUND TO THE OFFER

  The healthcare industry has been in a period of consolidation and, as a result, during the past several years the Board of Directors of the Company has reviewed and considered various strategic alternatives with a view toward increasing stockholder value. During the period from May 1995 to February 1997, the Company received several unsolicited offers for the Company. In an effort to appropriately evaluate such proposals in addition to other options available to the Company, the Board decided that it should engage the services of a financial advisor and met with several firms. In February 1997, the Company retained Smith Barney Inc. ("Smith Barney") to provide the Company with financial advice and assistance with respect to analyzing various financial and strategic alternatives, identifying potential acquirors and evaluating the financial terms and conditions of any proposals received. In this regard, the Company directed Smith Barney, in consultation with Company management, to identify companies in the healthcare industry as well as financial companies that could be potential partners with or acquirors of the Company and to contact a number of these candidates on a discrete basis to determine their level of interest.

  From late February 1997 through late March 1997, approximately 27 prospective buyers were contacted, which included public and private diagnostic imaging companies, hospitals and financial buyers. Sixteen parties expressed interest and were furnished with public information packages regarding the Company. Twelve of those parties subsequently executed confidentiality agreements and, as a result, received a confidential information package. Substantially all of the confidentiality agreements provided that for a period of one year neither the party nor any of its affiliates would (1) acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities of the Company, (2) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Commission) to vote, or seek to advance or influence any person or entity with respect to the voting of any voting securities of the Company, or

(3) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets.

  From early to mid-April 1997, five parties submitted preliminary indications of interest at a range between $10.00 and $13.00 per Share, including a written preliminary indication of interest to purchase the Company submitted by Apollo on April 16, 1997 at a purchase price of between $11.00 and $13.00 per share. Such indication of interest indicated that affiliates of Apollo were considering pursuing a recapitalization of the Company in which the Company's stockholders would receive part of the consideration for their Shares in cash and part in the form of equity. On April 18, 1997, executive officers of the Company and representatives of Smith Barney met with Apollo management to discuss Apollo's written preliminary indication of interest.

  In late April and early May 1997, four of these five parties conducted due diligence and met with management at the Company. This included a meeting, on May 5, 1997, at which Apollo and its advisors met with representatives of the Company and Smith Barney and conducted a preliminary review of certain non-public information. The remaining party conducted telephonic due diligence but did not visit the Company. On May 7-8, 1997, all five parties submitted formal indications of interest, four of which were written and one of which was oral at a range from $8.50 per Share to $11.50 per Share. This included a written offer submitted by Apollo on May 8, 1997 to acquire the Company at a price of $11.50 per Share, subject to certain conditions, but not subject to a financing condition. Such offer expressed Apollo's desire to consider providing $0.25 per Share consideration in the form of equity.

  The Company evaluated the bids submitted and decided to continue to negotiate with the two highest bids, one of which was a stock transaction proposed by a strategic buyer, and the other of which was the cash bid from Apollo. Through May 18, 1997, Apollo, Apollo's advisors, the Company's senior management and the Company's advisors engaged in various telephonic discussions regarding the business, strategies and prospects of the Company and the possible terms of a potential transaction, the continued employment of certain members of senior management, including cash compensation and equity plans.

  During this period, the Company and its advisors also held discussions with the strategic buyer regarding a potential transaction, including visiting the headquarters of such buyer.

  During the course of negotiations with Apollo, it indicated its willingness to negotiate the terms of a potential transaction (including the compensation arrangements for senior management) and continue to devote substantial resources to evaluating the Company, but indicated its desire that the Company negotiate exclusively with Apollo in respect of a transaction. In order to continue negotiations with Apollo, and since the stock bid of the strategic buyer was at a lower valuation than Apollo's cash bid, the Company, on May 27, 1997, executed a letter agreement requested by Apollo (the "Exclusivity Agreement") granting Apollo exclusive rights to negotiate a transaction involving the Company and access to the Company's agents books and records and advisors and agents for an exclusive period until June 30, 1997. On the same day, Apollo verbally communicated to representatives of the Company a proposal to acquire the Company for $11.75 per Share in cash.

  Thereafter, Apollo and its representatives continued their review of and discussions with the Company. On June 6, 1997, during the exclusivity period, the Company received an unsolicited revised indication of interest from a strategic buyer other than the strategic buyer considered at the time the Exclusivity Agreement with Apollo was executed. After consultation with members of the Company's Board and the Company's advisors, the Company concluded that the pursuit of a possible transaction with such strategic buyer, as set forth in its indication of interest, was not in the best interests of the stockholders given, among other factors, the all cash offer by Apollo and the fact that the pursuit of such unsolicited indication of interest would have required the Company to breach the Exclusivity Agreement with Apollo. On June 10, 1997, and in accordance with the Exclusivity Agreement, the Company notified such bidder that it could not comment on its offer at that time.

  During the week of June 16, 1997, Apollo and its advisors and the Company and its advisors commenced negotiations of a definitive merger agreement, which provided for, among other things, the Offer at a price of $11.75 per Share in cash to the Company's stockholders. The negotiations also included the negotiation of the terms of the Stockholder Agreement and the terms for continued employment of Messrs. Bergman, Dickman, Spindler and Zynn.

  On Sunday, June 22, 1997, a special meeting at the Company of the Board was held to consider the terms of the Apollo transaction. At this meeting, Buchanan Ingersoll, special counsel to the Company, provided the legal background and information regarding the proposed transaction, including a review of the material terms and conditions of the transaction and the Board's fiduciary duties in evaluating the transactions and Smith Barney reviewed with the Board the financial analyses performed by Smith Barney in connection with its evaluation of the Offer. After discussion, the Board directed management to pursue the transaction subject to continued negotiation of the remaining material terms. On June 23, 1997, various telephone calls were held among representatives of the Company and Apollo and their respective advisors regarding the resolution of the remaining terms of the proposed transaction. In the evening of June 23, 1997, a telephonic meeting of the Board of the Company was held at which the events of the day were discussed. The Board then received the opinion of Smith Barney referred to in "Reason for Board's Recommendation" below. A vote of the full Board unanimously approved the Offer, the Merger Agreement and the transactions contemplated thereby. The Merger Agreement and related documents were executed as of June 24, 1997.

REASONS FOR BOARD'S RECOMMENDATION

  In arriving at its decision to approve the transactions contemplated by the Merger Agreement and the Stockholder Agreements and to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Offer and the Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders; (ii) the recent and historical market prices and trading volume of the Shares, and the Company's historical and projected earnings; (iii) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company; (iv) the absence of any financing condition or any other term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger; (v) the financial condition and business reputation of Apollo and the ability of Apollo to complete the Offer and the Merger in a timely manner;
(vi) possible alternatives, which the Board concluded were not reasonably likely to result in a more favorable combination of price, form of consideration and likelihood of consummation than the Offer and the Merger;
(vii) the number of potential bidders contacted and the bidding process undertaken on behalf of the Company to solicit third party indications of interest in a transaction with the Company, (viii) management's view that, without a strategic partner, the Company would have difficulty competing effectively in an industry in which, through consolidation, the Company's competitors were growing in size and in financial resources, (ix) the fact that, under the terms of the Merger Agreement, the Board retained the right to review (subject to certain restrictions), and if appropriate in the exercise of its fiduciary duties to the stockholders of the Company accept, an unsolicited proposal that the Board determines was financially superior to the Offer and (x) the oral opinion of Smith Barney rendered to the Board of Directors of the Company on June 23, 1997 at a meeting of the Board held to evaluate the Offer and the transactions contemplated thereby (which opinion was subsequently confirmed by delivery of an opinion dated June 24, 1997, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $11.75 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated June 24, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Exhibit (a)(9) and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee based on a percentage of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Smith Barney is currently estimated to be approximately $1.2 million. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to Apollo unrelated to the Offer and the Merger, for which services Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of SMT for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except for the transactions contemplated by the Offer and the Stockholder Agreement, and except with respect to the exercise by Mr. David W. Spindler of stock options for 19,323 Shares and the sale of such Shares in an open market transaction on May 5, 1997, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director or affiliate of the Company.

  (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by any such person which, if tendered, could cause such person to incur liability therefore pursuant to the short-swing profit recapture provisions of Section 16(b) of the Exchange Act of 1934. Each executive officer is subject to the terms and conditions of the Stockholder Agreement to which it is a party, which Stockholder Agreement is described above in Item 3(b)(2). See Item 3(b)(2) for a discussion of Director Warrants and Stock Options.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Items 3(b) and 4(b) above and subject to restrictions contained in the Merger Agreement, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

 EXHIBIT NAME
 ------- ----
 (a)(1)  Offer to Purchase*
 (a)(2)  Letter of Transmittal*
 (a)(3)  Notice of Guaranteed Delivery*
         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
 (a)(4)   Other Nominees*
         Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies
 (a)(5)   and Other Nominees*
 (a)(6)  Guidelines of the Internal Revenue Service for Certification of Tax-
          payer Identification Number on Substitute Form W-9*
 (a)(7)  Form of Summary Advertisement
         Text of Press Release dated June 24, 1997, issued by the Company and
 (a)(8)   Parent
 (a)(9)  Opinion of Smith Barney Inc. dated June 24, 1997 (filed as Annex B)*
 (a)(10) Letter to Stockholders dated June 30, 1997 from Jeff D. Bergman,
          Chairman, Chief Executive Officer and President of the Company*
 (c)(1)  Agreement and Plan of Merger dated as of June 24, 1997, among the Pur-
          chaser, Parent and the Company (including the Parent Option Plan
          Terms Sheet)
 (c)(2)  Stockholder Agreement dated as of June 24, 1997, among Parent, the
          Purchaser, Jeff D. Bergman, Daniel Dickman, David Spindler, and David
          Zynn
 (c)(3)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the Company and Jeff D. Bergman
 (c)(4)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the Company and Daniel Dickman
 (c)(5)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the Company and David W. Spindler
 (c)(6)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the Company and David A. Zynn
 (c)(7)  Certificate of Incorporation, as amended, of the Company
 (c)(8)  By-Laws of the Company**
 (c)(9)  Information Statement Form 14f-1 (filed as Annex A)
 (c)(10) Form of Company Director Indemnification Agreement
 (c)(11) Amendment to Rights Agreement dated as of June 23, 1997

--------
 * Copies provided to stockholders.
** Incorporated herein by reference to Exhibit 3.2 to the Company's Form S-1 (SEC File No. 33-44329).

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: June 30, 1997

                                     SMT Health Services Inc.

                                            /s/ Jeff D. Bergman
                                     By:_______________________________________
                                       Name: Jeff D. Bergman
                                       Title: Chairman, Chief Executive
                                       Officer and President

                                                                        ANNEX A

                           SMT HEALTH SERVICES INC.
                              10521 PERRY HIGHWAY
                          WEXFORD, PENNSYLVANIA 15090

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 30, 1997 as a part of SMT Health Services Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about June 27, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On June 24, 1997, the Company, Three Rivers Holdings Corp., a Delaware corporation ("Parent") and Three Rivers Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions pursuant to which (i) Parent agreed to cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $11.75 net per Share to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement requires the Company to use all reasonable efforts to cause the directors designated by Parent to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 30, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 28, 1997, unless the Offer is extended.

  The following information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

           BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 27, 1997, there were 5,746,324 Shares outstanding. The Board of Directors currently consists of one class with five members. At each annual meeting of stockholders, all five directors are elected for one-year terms. The officers serve at the discretion of the Board.

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of such number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement) and from time to time thereafter, Parent shall be entitled to designate a majority of the members of the Company's Board of Directors (the "Parent Designees"). The Merger Agreement requires that the Company will, upon request by and at the option of Parent, either increase the size of the Board of Directors and/or secure the resignations of current directors to enable the Parent Designees to be elected or appointed to the Board of Directors and to constitute a majority of the Company's Board of Directors.

  Parent has informed the Company that it will choose five of the Parent Designees from the Parent directors and executive officers listed on Schedule I of the Offer to Purchase. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented on Schedule I to the Offer to Purchase. Jeff D. Bergman and Daniel Dickman will remain Directors of the Company.

  None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best of Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  Biographical information concerning each of the Company's current directors and executive officers as of June 29, 1997 is presented on the following pages.

NAME                     DIRECTOR SINCE AGE POSITIONS AND OFFICES HELD WITH THE COMPANY
----                     -------------- --- -------------------------------------------
DIRECTORS
Jeff D. Bergman (1).....      1992       42 Chairman of the Board, Chief Executive Officer
                                            and President
Daniel Dickman (1)......      1992       50 Chief Operating Officer, Executive Vice President,
                                            Secretary and Director
Gerald L. Cohn..........      1992       68 Director
Alan Novich (2)(3)......      1992       51 Director
David J. Malone               1993       42 Director
 (1)(2)(3)..............
NAME                                    AGE POSITIONS AND OFFICES HELD WITH THE COMPANY
----                                    --- -------------------------------------------
EXECUTIVE OFFICERS
David W. Spindler......................  45 Senior Vice President, Operations/Marketing
David A. Zynn..........................  33 Chief Financial Officer and Treasurer

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Executive Plan Committee

  Jeff D. Bergman has been Chief Executive Officer, President, and a Director of the Company since its formation in 1991 and held the same positions with the Company's predecessors Shared Medical Technologies, Inc. since 1987 and Shared MRI-4, Inc. since its inception in 1990. From 1979 to 1982, he was employed by BOC-AIRCO as a Marketing Representative for the Corporate Steel Division. In 1983, Mr. Bergman joined Mobile Diagnostech, Inc. ("MDI"), a provider of mobile CAT scanners and MRI equipment, as a developer and manager of fixed-site oncology centers. In 1987, Mr. Bergman left MDI and formed the Company. Mr. Bergman is also an official in the National Football League.

  Daniel Dickman has been Executive Vice President and Chief Operating Officer of the Company since 1991 and held the same positions with the Company's predecessors, Shared Medical Technologies, Inc. since 1987 and Shared MRI-4, Inc. since its inception in 1990. From 1985 to 1987, Mr. Dickman was employed by Mobile Diagnostech, Inc. ("MDI") and was responsible for its management and day-to-day operations of its MRI equipment and CAT scanners. In 1987, Mr. Dickman joined the Company to manage the Company's equipment routes and fixed-site modalities. He has over 12 years of experience in healthcare management consulting and systems design, and was formerly employed by Blue Cross of Western Pennsylvania as Manager of Hospital Consulting.

  Gerald L. Cohn is a private investor. Since 1986, Mr. Cohn has served as a Director of and consultant to DVI, Inc., a publicly held medical equipment leasing company, a subsidiary of which, DVI Financial Services Inc. ("DVI"), was a principal stockholder of, and is a lessor of medical equipment to, the Company. See "Certain Relationships and Related Transactions." Mr. Cohn is a director of Diametrics Medical, Inc. and Niagara Steel Corp.

  Alan Novich is a private attorney. From June 1992 to October 1993, Mr. Novich had been a consultant to Stratton Oakmont Inc., the underwriter of the Company's initial public offering. From January 1991 to May 1992, Mr. Novich was a Vice President and the Counsel for Corporate Finance of Stratton Oakmont Inc. From June 1988 through December 1990, Mr. Novich was engaged in the private practice of law and dentistry. From 1985 to June 1988, Mr. Novich attended law school and was engaged in the private practice of dentistry. Mr. Novich is Chairman of the Board of Directors of Futurebiotics, Inc.

  David J. Malone, CLU, ChFC, has served as President, CFO and Director of Gateway Financial Group, a financial planning organization, since 1982. Mr. Malone is a licensed broker-dealer who has served as President of DJM Financial Advisory Services, Inc. since 1985. Mr. Malone has also served as general partner of various real estate transactions, including hotel, commercial office and retail properties.

  David W. Spindler has been Vice President of Clinical Operations and Marketing for the Company since 1991 and held the same positions with the Company's predecessor since 1988. From 1979 to 1984, Mr. Spindler was a Sales Representative with BOC-AIRCO (a major supplier of cryogens for MRI systems). In 1984, he joined M.G. Industries where he was an Account Representative. In 1986, Mr. Spindler joined Helium Technologies where he was a Division Manager. Mr. Spindler received his B.S.B.A. from Slippery Rock University and his M.B.A. from Robert Morris College. Mr. Spindler is also a Captain in the United States Army Reserves.

  David A. Zynn has been Chief Financial Officer, Treasurer and Assistant Secretary since September 1991. From January 1986 to December 1989 and August 1990 to August 1991, Mr. Zynn was employed by KPMG Peat Marwick LLP in several capacities, first as a staff accountant and finally as an audit manager and a national instructor of auditing and accounting. From January 1990 to August 1990, Mr. Zynn was employed by Black Box Incorporated as the Manager of Financial Reporting. Mr. Zynn is a certified public accountant and a member of the Healthcare Financial Management Association and American Management Association. Mr. Zynn received his B.S.B.A. from Indiana University of Pennsylvania.

  There are no family relationships among executive officers or directors of the Company.

             BOARD OF DIRECTORS, BOARD COMPENSATION AND COMMITTEES

  The Company's Board of Directors held three (3) meetings during the year ended December 31, 1996 and five (5) meetings during 1997. Each director attended at least 75% of the aggregate of the number of meetings of the Board of Directors and any committee of which he is a member.

  Directors who are not also employees of the Company receive $18,000 annually, $1,000 per meeting and reimbursement of expenses related to their services as Directors of the Company. Also, each director receives options to buy 2,100 shares (2,247 after adjustment to reflect the 7% Common Stock dividend paid to shareholders on January 15, 1997) of Common Stock on December 31 of each year. See "Stock Option Plans."

Directors who also are employees of the Company receive no annual compensation for service on the Board of Directors or any committee thereof.

  On August 9, 1995, the Company adopted the 1995 Director Warrant Plan (the "Warrant Plan") pursuant to which eligible directors automatically receive unregistered warrants to purchase 100,000 shares of Common Stock. The Warrant Plan allows for a total issuance of warrants to purchase up to 700,000 shares of Common Stock.

  On August 9, 1995, warrants to purchase up to 500,000 shares of Common Stock at an initial exercise price of $3.875, the closing price of the Company's stock on the date of issue, were issued to the five eligible directors. Separately, unregistered warrants to purchase 114,500 shares of Common Stock at an initial exercise price of $4.01 were also issued to an individual who was an outside director and consultant to the Company, who was ineligible to participate in the Warrant Plan.

  During May 1996, the outside director who was also a consultant of the Company exercised the 114,500 Warrants and sold 114,500 shares of Common Stock. The Company received cash proceeds of approximately $459,000 related to the exercise of such Warrants.

  During January 1997, the Company's three outside directors each exercised 25,000 Director Warrants and sold 26,750 shares of Common Stock (after adjustment for the January 1997 7% Common Stock dividend). The Company received cash proceeds of approximately $291,000 as a result of the exercise of the 75,000 Director Warrants.

  Pursuant to the 1995 Director Warrant Plan, the Director Warrants have been recapitalized to reflect the January 1997 7% Common Stock dividend. Accordingly, the outstanding Director Warrants' exercise price of $3.875 now entitles the holder to purchase 1.07 shares of Common Stock of the Company. As of January 31, 1997, 425,000 Director Warrants to purchase 454,750 shares of Common Stock of the Company were outstanding.

AUDIT COMMITTEE

  The Board has an Audit Committee currently consisting of Messrs. Malone and Novich. The Audit Committee's duties include monitoring performance of the Company's business plan, reviewing the Company's internal accounting methods and procedures and reviewing certain business strategies. The Audit Committee met once in 1996.

COMPENSATION COMMITTEE

  The Board has a Compensation Committee currently consisting of Messrs. Bergman, Dickman and Malone. The Compensation Committee is responsible for determining the compensation of the Company's employees, other than Messrs. Bergman and Dickman. The Compensation Committee met twice in 1996.

EXECUTIVE PLAN COMMITTEE

  The Board has an Executive Plan Committee, consisting of Messrs. Novich and Malone, which administers the Company's 1991 Employee Stock Option Plan, as it applies to persons who are subject to the reporting requirements of Section 16 ("Reporting Persons") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Executive Plan Committee met twice in 1996.

PLAN COMMITTEE

  The Board has a Plan Committee, consisting of Messrs. Novich, Malone and Bergman, which administers the 1991 Employee Stock Option Plan as it applies to persons who are not subject to the reporting requirements of Section 16 of the Exchange Act. The Plan Committee met twice in 1996.

NOMINATING COMMITTEE; NOMINATION PROCEDURES

  The Company does not have a standing nominating committee. The Board of Directors, however, is responsible for the evaluation and recommendation of qualified nominees, as well as other matters pertaining to

Board composition and size. The Board will give appropriate consideration to qualified persons recommended by stockholders for nomination as director in accordance with the Company's By-Laws as described below.

  The Company's By-Laws describe in full the procedures to be followed by a stockholder in recommending nominees for director. In general, such recommendations can only be made by a stockholder entitled to notice of and to vote at a meeting at which directors are to be elected, must be in writing and must be received by the Chairman of the Board of the Company no later than (i) with respect to the election of directors at an annual meeting, sixty (60) days prior to the anniversary date of the prior year's annual meeting, or (ii) with respect to the election of directors at a special meeting, the close of business on the fifteenth (15th) day following the date on which notice of such meeting is given to stockholders or publicly disseminated. Furthermore, the recommendation must include the following information to the extent known to the notifying stockholder: (a) the name and address of each proposed nominee and of the notifying stockholder; (b) the principal occupation of each proposed nominee; (c) a representation that the notifying stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) the total number of shares of the Company that will be voted for each proposed nominee; (e) the total number of shares of the Company owned by the notifying stockholder; (f) a description of all arrangements or understandings between the notifying stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the notifying stockholder; (g) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed with the Securities and Exchange Commission; and (h) the consent of each nominee to serve as a director of the Company if so elected.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  The following table sets forth all cash compensation paid by the Company and its subsidiaries, as well as other compensation paid or accrued, to each of its executive officers whose annual salary and bonus exceeded $100,000 (the "Named Executive Officers"), for services rendered in all capacities during the year ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                                         LONG-TERM
                                                          COMPEN-
                                  ANNUAL COMPENSATION      SATION
                                  --------------------- ------------
                                                         SECURITIES   ALL OTHER
                                                         UNDERLYING    COMPEN-
NAME AND PRINCIPAL POSITION  YEAR  SALARY   BONUS(/1/)  OPTIONS(/2/) SATION(/3/)
---------------------------  ---- --------- ----------- ------------ -----------
                                    ($)         ($)         (#)          ($)
Jeff D. Bergman--President,
 Chief Executive
 Officer and Chairman of
 the Board.................  1996   209,000    134,000     14,500       9,534
                             1995   180,000     73,700    224,000       4,500
                             1994   161,000     19,000     50,000       4,500
Daniel Dickman--Executive
 Vice President,
 Chief Operating Officer
 and Director..............  1996   209,000    134,000     14,500      12,633
                             1995   180,000     73,700    224,000       6,500
                             1994   161,000     19,000     50,000       6,500
David W. Spindler--Senior
 Vice
 President--Operations and
 Marketing.................  1996   110,000     41,000      5,000       1,000
                             1995    95,500     21,000     59,250         500
                             1994    86,000      6,000     25,000         500
David A. Zynn--Chief
 Financial
 Officer and Treasurer.....  1996   108,000     45,000      5,000       1,000
                             1995    83,200     27,400     49,000         500
                             1994    76,000      7,000     25,000         500

--------
(1) Amounts shown are for payments made pursuant to the Company's Profit Sharing Plan. Employment agreements with Messrs. Bergman, Dickman, Spindler and Zynn require the Company to maintain a profit sharing plan. See "Certain Relationships and Related Transactions--Employment Arrangements."
(2) Not adjusted for the January 1997 7% stock dividend.
(3) Amounts shown for fiscal 1996 include disability insurance premiums totaling $7,814 and $10,443 and split-dollar life insurance premiums totaling $720 and $1,190 for Messrs. Bergman and Dickman, respectively. Amounts shown for fiscal 1996 also include, for each of the Named Executive Officers, the Company's 401(k) contribution of $1,000.

STOCK OPTION PLANS

  The Board of Directors and stockholders of the Company have adopted the Company's 1991 Employee Stock Option Plan, as amended (the "1991 Employee Plan"), and have authorized the issuance of options covering up to 842,625 shares of Common Stock under such plan (subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events). Options may be granted under the Employee Plan to officers and key employees (including those who may also be directors) of, and consultants and advisors to, the Company and its subsidiaries.

  The Board of Directors of the Company in October 1996 adopted the Company's 1996 Employee Stock Option Plan ("1996 Employee Plan") and have authorized the issuance of options covering 267,500 shares of Common Stock under such plan (subject to appropriate adjustments in the event of stock splits, stock dividends, or similar dilutive events). Options may be granted under the 1996 Employee Plan to officers and key employees (including those who may also be directors) of, and consultants or advisors to, the Company and its subsidiaries. Grants to the Named Executive Officers and directors are limited to an aggregate of 26,750 shares of Common Stock.

  The Board of Directors and stockholders have also adopted the Company's 1991 Directors Stock Option Plan for Nonemployee Directors (the "Directors Plan") and have authorized the issuance of options covering up to 112,350 shares of Common Stock under such plan (subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events). Under the Directors Plan, each eligible director automatically receives options to purchase 2,247 shares of Common Stock (also subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events) on December 31st of each year at an exercise price equal to the fair market value of the Common Stock on that date.

                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth information concerning the stock options and warrants granted to each of the Company's Named Executive Officers for services rendered in 1996:

                                               INDIVIDUAL GRANTS(/1/)
                                     -------------------------------------------
                                                 % OF TOTAL
                                      NUMBER OF   OPTIONS
                                     SECURITIES  GRANTED TO EXERCISE
                                     UNDERLYING  EMPLOYEES   OR BASE
                                       OPTIONS   IN FISCAL    PRICE   EXPIRATION
NAME                                 GRANTED (#)    YEAR    ($/SHARE)    DATE
----                                 ----------- ---------- --------- ----------
Jeff D. Bergman.....................    7,000        18%      $4.50    4/11/06
                                        7,500         3%     $6.875    10/1/06
Daniel Dickman......................    7,000        18%      $4.50    4/11/06
                                        7,500         3%     $6.875    10/1/06
David Spindler......................    5,000         2%     $6.875    10/1/06
David A. Zynn.......................    5,000         2%     $6.875    10/1/06

--------
(1) Not adjusted for the January 1997 7% stock dividend. All such options were exercisable in full on the date of grant.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to each of the Company's Named Executive Officers concerning the exercise of options during 1996 and unexercised options held as of December 31, 1996:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                     NUMBER OF
                                                     SECURITIES        VALUE OF
                                                     UNDERLYING      UNEXERCISED
                                                    UNEXERCISED      IN-THE-MONEY
                            SHARES                    OPTIONS          OPTIONS
                          ACQUIRED ON    VALUE       AT FISCAL        AT FISCAL
                         EXERCISE(/1/)  REALIZED   YEAR END(/1/)       YEAR END
                         ------------- ---------- ---------------- ----------------
NAME                          (#)         ($)     (# EXERCISABLE/  ($ EXERCISABLE/
----                                              # UNEXERCISABLE) $ UNEXERCISABLE)
Jeff D. Bergman.........    136,500    $  996,000    186,000/--       391,000/--
Daniel Dickman..........    136,500    $1,021,000    186,000/--       391,000/--
David Spindler..........     26,250    $  154,000     80,000/--       417,000/--
David A. Zynn...........     73,500    $  480,000     22,500/--        90,000/--

--------
(1) Not adjusted for the January 1997 7% stock dividend.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mark A. DeSimone, who was a director of the Company until March 27, 1996 and who the Company believes beneficially owned in excess of five percent of the outstanding Common Stock, was a consultant to the Company. In 1991, the Company entered into a five-year consulting agreement with him pursuant to which he received a consulting fee of $75,000 per annum. Mr. DeSimone provided services relating to special projects and other business affairs of the Company. The Company believes that the terms of this consulting agreement were as favorable, in all material respects, as might have been obtained from an unaffiliated third party. On March 27, 1996, the Company prepaid the remaining $50,000 due under the agreement and terminated the consulting relationship. Mr. DeSimone also was a partner in the law firm that provided services to the Company in 1993. That law firm did not provide legal services to the Company during 1994, 1995 or 1996 nor is it expected to perform legal services in the future. The Company believes Mr. DeSimone no longer owns any outstanding Common Stock, options or warrants.

  Gerald L. Cohn, a director of the Company, is a director of, consultant to and stockholder of DVI. The Company has entered into numerous leasing transactions with DVI in the past, and DVI may serve as one of many financing sources for the Company in the future.

  During 1992 and 1993, the Company entered into numerous leasing transactions with DVI pertaining to both continuing and discontinued operations involving total financing of approximately $15.6 million. During 1994, the Company did not enter into any new leases with DVI and refinanced with third parties $3.2 million of leases held by DVI. During the first quarter of 1995, the Company refinanced its then-remaining leases with DVI, totaling approximately $6.5 million, with third-party lease companies. Interest rates under financing agreements with DVI ranged from 11% to 14%. During 1996, the Company financed the acquisition of a new MRI unit with DVI. In connection with such transaction, the Company and DVI entered into a 60-month capital lease financing approximately $1.5 million at an interest rate of 9.5%. Total payments to DVI during 1994, 1995 and 1996 with respect to capital lease obligations were approximately $3.9 million, $440,000 and $100,000, respectively, including $1.4 million, $87,000 and $36,000, respectively, of interest expense associated with such capital leases.

EMPLOYMENT ARRANGEMENTS

  The Company entered into a three-year employment agreement commencing on July 1, 1996 with each of Jeff D. Bergman and Daniel Dickman and a two-year employment agreement commencing on October 1, 1996 with each of David W. Spindler and David A. Zynn pursuant to which Mr. Bergman agreed to serve as the Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Dickman as the Executive Vice President and Chief Operating Officer, Mr. Spindler as Senior Vice President of Operations and Marketing and Mr. Zynn as Treasurer, Assistant Secretary and Chief Financial Officer, at an annual base salary of not less than $240,000, $240,000, $140,000 and $125,000 respectively.

  Each of the employment agreements automatically extends for an additional three months on each quarterly anniversary. The employment agreements provide that if the employee is terminated other than for "cause" or if such employee terminates for "good reason," the employee shall be entitled to a continuation of full salary and bonus compensation for a period equal to the remainder of the term. If the employee is terminated for "cause" or if the employee terminates "without good reason," the employee shall only be entitled to accrued salary and other accrued benefits prior to the date of termination.

  Mr. Bergman's and Mr. Dickman's agreements each provide that if such employee is terminated after a change in control of the Company, such employee can elect to receive a lump sum payment of three times salary, bonus and certain other amounts and continuation of certain benefits in lieu of continued compensation for the remainder of the term. Mr. Spindler's and Mr. Zynn's agreements each provide that if such employee is terminated after a change in control of the Company, such employee shall receive a lump sum payment of two times salary and continuation of certain benefits. Each of the agreements contains a noncompete provision which generally restricts the employee from competing with the Company in the same geographic proximity for a two-year period.

  Each of the agreements provide for annual profit sharing with other executive level employees of a bonus pool consisting of 15% of the Company's consolidated income before taxes, determined in accordance with generally accepted accounting principles for financial reporting purposes. Mr. Bergman, Mr. Dickman, Mr. Spindler and Mr. Zynn received approximately $134,000, $134,000, $41,000 and $45,000, respectively, pursuant to the bonus pool for services rendered in 1996.

  In connection with the execution of the Merger Agreement, the Company and each of the Named Executive Officers entered into new employment agreements, dated as of June 24, 1997, which are substantially similar to the prior agreements (the "Employment Agreements") and pursuant to which each person will continue to serve in their current positions with the Company after consummation of the Offer. The Employment Agreements supersede the prior agreements unless the Offer is not consummated. Each of the Employment Agreements provides for a three-year term, with an additional quarter to be added at the end of the fifth quarter of the term and each quarter thereafter.

  Under the Employment Agreements, Mr. Bergman and Mr. Dickman will each receive a base salary of $240,000 per annum, Mr. Spindler will receive a base salary of $140,000 per annum and Mr. Zynn will receive a base salary of $125,000 per annum. These amounts equal the base salary provided for in the prior agreements. Each of the Employment Agreements contains customary terms (including confidentiality and non-competition arrangements) and other benefits and provisions which are generally comparable to the benefits and provisions provided to such persons in their prior employment agreements with the Company.

  In addition, pursuant to the Employment Agreements, the Company has agreed to make available a fixed annual bonus pool equal to 15% of the Company's pre-tax income (excluding the effect of such bonus pool and adjusted for any non-recurring gains or losses) for the 12 months ended June 30, 1997, but in no event greater than $1,240,000. Payments of such bonuses are conditioned on the Company achieving reasonable performance objectives established by the Company's compensation committee. Each of Mr. Bergman and Dickman will be eligible to receive up to one quarter of the annual bonus pool. Such bonus amounts are consistent with amounts provided under the prior employment agreements.

  The Employment Agreements provide that if the employee is terminated other than for "cause" or if such employee terminates for "good reason," the employee shall be entitled to a continuation of full salary and bonus compensation and benefits for a period equal to the remainder of the term. If the employee is terminated for "cause" or if the employee terminates "without good reason," the employee shall only be entitled to accrued salary and other accrued benefits prior to the date of termination. Each of the Employment Agreements provide that the employee must refrain from competing with the Company, interfering with its customer relationships or recruiting its employees is extended until the second anniversary of the date when the severance benefits end.

  Under the Employment Agreements, each of Mr. Bergman and Mr. Dickman has the right to terminate his employment, as does the Company, upon at least 90 days' notice, on the first anniversary of the Effective Time with such person agreeing to provide consulting services to the Surviving Corporation for a period of two years following such termination and to continue to receive payment of his base salary during such two-year period. The consulting arrangement would require Mr. Bergman or Mr. Dickman, as the case may be, to be available no more than one day per week, via telephone, at the request of management while taking into account such person's prior commitments and scheduling constraints.

STOCKHOLDER AGREEMENT

  The Stockholder Agreement provides that each Selling Stockholder will sell, and the Purchaser will purchase, all Shares beneficially owned by such Selling Stockholder (the "Subject Shares"), at a price per Share equal to the Offer Price. Such obligations to sell and to purchase the Subject Shares are subject to the prior satisfaction or waiver of (1) the Purchaser having accepted Shares for payment under the terms of the Offer, (2) the Minimum Condition having been satisfied,
(3) all waiting periods under the HSR Act applicable to the exercise of the purchase shall have expired or terminated, (4) all regulatory approvals required by any applicable law, rule or regulation shall have been obtained and shall be final, and there (5) shall exist no preliminary or permanent injunction, or any other order by any court of competent jurisdiction, restricting, preventing or prohibiting either the purchase or the delivery of Subject Shares. The Stockholder Agreement also provides that each Selling Stockholder may, and at the request of the Purchaser shall, tender its Subject Shares in the Offer. Any Subject Shares of any Selling Stockholder not purchased in the Offer will be purchased immediately after payment is made under the Offer.

  Each of the Selling Stockholders has agreed, until the Merger Agreement has terminated, among other things, not to: (1) sell, transfer, give, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares owned by such Selling Stockholder other than pursuant to the terms of the Offer or the Merger or (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal. Each of the Selling Stockholders has further agreed that he will not, and will not permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to directly or indirectly solicit, initiate or encourage any proposal that may lead to an Alternative Transaction or directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction.

  Each of the Selling Stockholders has also agreed until the Stockholder Agreement has terminated (and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by each Selling Stockholder), (1) to vote the Subject Shares at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (2) to vote such Shares at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a Selling Stockholder's vote, consent or other approval is sought, against (x) any Alternative Transaction, (y) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Company's common stock or (z) any action that would cause the Company to breach any representation, warranty or covenant contained in the Merger Agreement.

  Pursuant to the Stockholder Agreement, if (i) immediately prior to the expiration of the Offer, the Purchaser determines that the exercise of options, warrants or other instruments held by the Stockholders and the sale or tender into the Offer of the Subject Shares acquired thereby either would cause the Minimum Condition to be satisfied or would cause the Purchaser to own more than 90% of the outstanding Shares and (ii) the Purchaser exercises its right to extend the Offer in accordance with the terms and conditions set forth in the Merger Agreement, then upon the request of Parent or the Purchaser and the Exercise Loan (as defined below), each Stockholder shall promptly exercise all options, warrants and other instruments held by such Stockholder and sell the Subject Shares acquired thereby to the Purchaser or tender such Subject Shares into the Offer (at such Stockholder's discretion, unless the Purchaser directs that such Stockholder tender such Subject Shares). Upon delivery of such request, Parent shall lend to each Stockholder the amount necessary for such Stockholder to pay the aggregate exercise price in respect of all options, warrants and other instruments (each, an "Exercise Loan"). Each Exercise Loan shall be evidenced by a promissory note, shall bear interest at the applicable Federal rate (as defined in Section 7872 of the Code) and shall be repaid together with accrued but unpaid interest upon the earlier of (i) the payment of the purchase price for the Subject Shares (whether pursuant to the Offer or otherwise) and (ii) the termination of the Stockholder Agreement.

  The Stockholder Agreement provides that in the event that the Merger Agreement shall have been terminated under circumstances where Parent is or may become entitled to receive the Termination Fee, each Stockholder shall pay to Parent on demand an amount equal to the difference between the consideration received by such Stockholder from the consummation of any transaction which gives rise to the Company's obligation to pay the Termination Fee pursuant to the Merger Agreement and the consideration such Stockholder would have received had he or it tendered his Shares pursuant to the Offer (without taking into account any modifications to the Offer as in effect on the date hereof), as determined in accordance with the Stockholder Agreement.

  In addition, in the event that (1) prior to the Effective Time, an Alternative Transaction shall have been proposed and (2) the Effective Time shall have occurred and Parent for any reason shall have increased the amount of Merger Consideration payable over that set forth in the Merger Agreement in effect on the date thereof (the "Original Merger Consideration"), each Selling Stockholder agrees in the Stockholder Agreement to pay to Parent on demand an amount in cash equal to the product of (A) the number of Subject Shares and
(B) 100% of the excess, if any, of (i) the per Share cash consideration or the per Share fair market value of any noncash consideration, as the case may be, received by such Selling Stockholder as a result of the Merger, as amended, determined as of the Effective Time, over (ii) the amount of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Unless otherwise indicated, the following table sets forth certain information available to the Company as of March 21, 1997 regarding (a) the ownership of the Company's Common Stock by (i) each of the Company's directors and nominees; (ii) each of the Company's Named Executive Officers; and (iii) all directors and executive officers of the Company as a group; and (b) the ownership of the Company's Common Stock by all those known by the Company to be beneficial owners of more than five percent of its outstanding Common Stock. Unless otherwise indicated, the business address of each person named below who beneficially owns in excess of five percent of the Common Stock is 10521 Perry Highway, Wexford, Pennsylvania 15090.

                                                                        PERCENT
                                                        AMOUNT(/1/)     OF CLASS
                                                        -----------     --------
Jeff D. Bergman.......................................     450,791(/2/)    7.7%
Daniel Dickman........................................     501,689(/2/)    8.6%
Gerald L. Cohn........................................      91,485(/3/)    1.6%
Alan Novich...........................................      82,497(/3/)    1.4%
David J. Malone.......................................      82,497(/3/)    1.4%
David W. Spindler.....................................      65,600(/4/)    1.1%
David A. Zynn.........................................      24,075(/4/)     .4%
All directors and executive officers as a group (seven
 persons).............................................   1,268,445(/5/)   19.7%
Dorchester Partners, L.P..............................     527,095         9.3%
 Dorchester Advisors, Inc.
 Michael J. Halpern
   1999 Avenue of the Stars
   Suite 1950
   Los Angeles, CA 90067
Emerald Advisors, Inc.................................     321,281         5.7%
   1857 William Penn Way
   Lancaster, PA 17601

--------
(1) Unless otherwise indicated, each of the stockholders named in the table has sole voting and investment power with respect to the shares beneficially owned, subject to the information contained in the footnotes to the table.
(2) Includes 199,020 shares and 199,020 shares of Common Stock which Jeff D. Bergman and Daniel Dickman, respectively, are deemed to beneficially own as a result of their ownership of warrants and Company stock options to acquire such shares.
(3) Includes for Mr. Cohn 91,485 shares, and for each of Messrs. Malone and Novich 82,497 shares, pursuant to warrants and Company stock options to purchase such shares.
(4) Includes for Messrs. Spindler and Zynn 65,600 and 24,075 shares, respectively, pursuant to Company stock options to acquire such shares.
(5) Includes 744,194 shares of Common Stock which the members of the group have the right to acquire pursuant to warrants and Company stock options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who beneficially own more than ten percent of a class of the Company's registered equity securities to file with the Securities and Exchange Commission and deliver to the Company initial reports of ownership and reports of changes in ownership of such registered equity securities.

  To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company's directors, executive officers and more than ten percent stockholders filed all reports due under Section 16(a) for the period from January 1, 1996, through December 31, 1996, except that Jeff
D. Bergman, Daniel Dickman, David W. Spindler and David A. Zynn each filed one late report on Form 5 reporting two, two, one and one transactions, respectively, regarding grant of stock options pursuant to the 1991 and 1996 employee stock plans that was not reported on a timely basis.

                               INDEX TO EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 Exhibit 1   Agreement and Plan of Merger, dated as of June 24, 1997, by and among Three Rivers Holding Corp., Three Rivers Acquisition Corp.
             and SMT Health Services Inc. (incorporated by reference to Exhibit
             (c)(1) of the Schedule 14D-9)
 Exhibit 2   Text of Press Release dated June 24, 1997 (incorporated by reference to Exhibit (a)(8) of the Schedule
             14D-9)
 Exhibit 3   Letter to Stockholders of SMT Health Services Inc. dated June 30,
             1997 (incorporated by reference to Exhibit (a)(10) of the Schedule
             14D-9)
 Exhibit 4   Opinion of Smith Barney Inc. dated June 24, 1997 (incorporated by reference to Exhibit (a)(9) of the Schedule 14D-9)

                                                                        ANNEX B

                           [SMITH BARNEY LETTERHEAD]

June 24, 1997

The Board of Directors
SMT Health Services Inc.
10521 Perry Highway
Wexford, Pennsylvania 15090

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of SMT Health Services Inc. ("SMT") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 24, 1997 (the "Merger Agreement"), among Three Rivers Holding Corp. ("Three Rivers"), Three Rivers Acquisition Corp., a wholly owned subsidiary of Three Rivers ("Sub"), and SMT. As more fully described in the Merger Agreement, (i) Three Rivers will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of SMT (the "SMT Common Stock") at a purchase price of $11.75 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, Sub will be merged with and into SMT (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of SMT Common Stock not previously tendered will be converted into the right to receive $11.75 in cash.

  In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of SMT and certain senior officers and other representatives of Three Rivers concerning the business, operations and prospects of SMT. We examined certain publicly available business and financial information relating to SMT as well as certain financial forecasts and other information and data for SMT which were provided to or otherwise discussed with us by the management of SMT. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of SMT Common Stock; the historical and projected earnings and other operating data of SMT; and the capitalization and financial condition of SMT. We considered, to the extent publicly available, the financial terms of a similar transaction recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SMT. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of SMT. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

  In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of SMT that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SMT as to the future financial performance of SMT. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SMT nor have we made any physical inspection of the properties or assets of SMT. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

  Smith Barney has been engaged to render financial advisory services to SMT in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of SMT for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We from time to time provide investment banking services to affiliates of Three Rivers (including Apollo Management, L.P.) unrelated to the proposed Transaction, for which services we have received and will receive compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with SMT and affiliates of Three Rivers.

  Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of SMT in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of SMT Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent; provided that this opinion letter may be included in its entirety in the Solicitation/Recommendation Statement of SMT relating to the proposed Transaction.

  Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of SMT Common Stock (other than Three Rivers and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/Smith Barney Inc.

SMITH BARNEY INC.

                                      B-2